

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 22, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.



Very truly yours,


08005563

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

10/27



ELECTRONICS

October 22, 2008

Samsung Withdraws Proposal to Acquire SanDisk

Samsung Electronics herby withdraws its proposal to acquire all the outstanding shares of SanDisk Corporation for $26 per share in cash.

Although Samsung Electronics had been made efforts to pursue an acquisition with SanDisk Corporation for last six months, both parties has not been able to reach an agreement.

The decision to withdraw the proposal to acquire SanDisk Corporation at $26 per share was made in considerations of the growing uncertainties in SanDisk's business, its stand alone value, and the current difficult economic environment.

END